FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Significant QoQ increase in Group profit

•	International business delivered second straight quarter of pretax profit

•	In Retail, annualized recurring revenue down slightly; recurring revenue cost coverage ratio stable at 31 percent

•	Asset Management AuM at Y52.4trn, second highest level ever on continued inflows

•	In Wholesale, Fixed Income slowed from strong prior quarter; Equities and Investment Banking performance robust

Tokyo, October 29, 2019—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2020.

Net revenue for the second quarter was 383.4 billion yen (US$3.5 billion)1, up 15 percent quarter on quarter and up 36 percent year on year. Income before income taxes increased 72 percent from last quarter and 275.1 times compared to the second quarter last year to 128.5 billion yen (US$1.2 billion). Net income attributable to Nomura Holdings shareholders was 138.6 billion yen (US$1.3 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 41.23 yen.

For the six months to September, Nomura reported net revenue of 715.4 billion yen (US$6.6 billion), up 29 percent from the same period last year. Income before income taxes increased 14.4 times to 203.3 billion yen (US$1.9 billion), and net income attributable to Nomura Holdings shareholders was 194.4 billion yen (US$1.8 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 57.66 yen.

“Our international business reported its second straight quarter of pretax profit as a result of our successful efforts to realign our business portfolio and lower our cost base. Group profit increased significantly from the previous quarter underpinned by the sale of part of our stake in Nomura Research Institute,” said Nomura President and Group CEO Koji Nagai.

“Core business performance slowed amid US-China trade friction and heightened geopolitical risk which saw challenging market conditions continue. In Retail, total sales declined as investor sentiment worsened and we focused on rebuilding our retail sales structure by reassigning our sales staff and integrating branch offices. Wholesale booked lower Fixed Income revenues compared to a strong previous quarter, while Equities and Investment Banking delivered a robust performance. Asset Management reported its thirteenth consecutive quarter of inflows and asset management fees remained solid.

“We will swiftly work to strengthen our internal control framework and enhance our corporate value in order to build a robust operating platform capable of delivering consistent growth under any environment.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 108.11 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2019. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2019/20 Q2	QoQ	YoY
Net revenue	76.9	-5%	-10%
Income before income taxes	5.3	-35%	-57%

Retail reported net revenue of 76.9 billion yen, down 5 percent quarter on quarter and 10 percent year on year. Income before income taxes declined 35 percent quarter on quarter and 57 percent year on year to 5.3 billion yen.

Total sales were lower than the previous quarter, driven by a decline in sales of stocks and investment trusts as factors such as US-China trade friction dampened investor sentiment.

Amid this environment, SMA2 assets under management and contracts showed solid growth mainly in wrap trusts that cater to the estate planning needs of our clients.

Asset Management

(billions of yen)	FY2019/20 Q2	QoQ	YoY
Net revenue	25.7	-26%	+4%
Income before income taxes	10.0	-45%	+13%

Asset Management net revenue was 25.7 billion yen, down 26 percent compared to last quarter and up 4 percent over the same period last year. Income before income taxes declined 45 percent quarter on quarter and increased 13 percent year on year to 10.0 billion yen.

Although gain/loss related to American Century Investments declined compared to the previous quarter, Asset Management had a solid quarter. Assets under management was 52.4 trillion yen, the second highest level ever.

Wholesale

(billions of yen)	FY2019/20 Q2	QoQ	YoY
Net revenue	156.7	-2%	+6%
Income before income taxes	18.9	-5%	3.8x

Wholesale booked net revenue of 156.7 billion yen, decreasing 2 percent quarter on quarter but increasing 6 percent year on year. Income before income taxes was 18.9 billion yen, 5 percent lower than the previous quarter and 3.8 times higher than the same period last year.

[2]	Specially managed account, a discretionary investment service.

2

In Global Markets, Japan and the Americas contributed to a quarter on quarter increase in Equities revenues, while Fixed Income revenues slowed by 6 percent compared to the strong prior quarter.

Investment Banking revenues were roughly unchanged from the previous quarter as DCM delivered a resilient performance.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura had total assets of 45.7 trillion yen and shareholders’ equity of 2.7 trillion yen. Nomura’s Tier 1 capital ratio was 18.4 percent and CET1 capital ratio was 17.3 percent under Basel III. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 15 yen per share to shareholders of record as of September 30, 2019. The dividend is scheduled to be paid on December 2, 2019.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2019 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 29, 2019—Nomura Holdings, Inc. today announced that it has declared a dividend of 15 yen per share to shareholders of record as of the end of September 2019. The dividend will be paid on December 2, 2019.

Recent dividends

	Q2	Q4	Annual Dividend
FY2017/18	Y9.0	Y11.0	Y20.0
FY2018/19	Y3.0	Y3.0	Y6.0
FY2019/20	Y15.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/